Singapore, June 19, 2007 - Pacific Internet Limited (“PacNet”) wishes to inform its shareholders (“Shareholders”) that it has, on June 18, 2007, filed with the U.S. Securities and Exchange Commission an amendment to its Schedule 14d-9 dated May 16, 2007, as previously amended on May 25, 2007, June 4, 2007 and June 8, 2007. The amendment was filed as a result of the increase in the offer price by Connect Holdings Limited (“Connect”) in connection with Connect’s tender offer to acquire all the issued ordinary shares in the capital of PacNet. As a result of this increase in offer price by Connect, PacNet has, on June 18, 2007, dispatched a supplemental circular to its Shareholders containing, inter alia, the recommendations of PacNet’s independent directors as well as financial statements to be contained in the amendment to Schedule 14d-9.

As we announced on June 6, 2007, PacNet determined that it is appropriate to revise and restate its financial statements for the years 2000 through 2006. The amendment to Schedule 14d-9 filed today contains restated financial information for the years ended December 31, 2004, 2005 and 2006.

PacNet has determined that for the years ended December 31, 2000, 2003, 2004, 2005 and 2006, the impact of the restatement on PacNet’s financial statements would not be material.

PacNet has determined, however, that for the years ended December 31, 2001 and 2002, the impact of the restatement on PacNet’s financial statements might be deemed to be material. Specifically PacNet has determined that for the year ended December 31, 2001, PacNet’s net loss would be 12.8% higher compared to PacNet’s previously reported net loss for that period, and PacNet’s net income would be 12.5% lower for the year ended December 31, 2002 compared to PacNet’s previously reported net income for that period.

PacNet is currently working to complete and make appropriate filings with the U.S. Securities and Exchange Commission (“SEC”) containing the restated financial results for the years ended December 31, 2000 to 2006 shortly.

Media and Analyst Contacts:

Singapore (Media)

Bernard Ho
Senior Manager, Group Corporate Communications
Pacific Internet Limited
Direct Tel: +65 6771 0443
Mobile: +65 9782 3393
Email: bernard.ho@pacific.net.sg

Chia Hui Kheng
Director, Citigate Dewe Rogerson iMage
Direct Tel: +65 6530 7135
Mobile: +65 9781 5913
Email: huikheng.chia@citigatedrimage.com

Investors and Analysts

Mervin Wang
Senior Manager, Investor Relations
Pacific Internet Limited
Direct Tel: +65 6771 0780
Mobile: +65 9798 6077
Email: mervin.wang@pacific.net.sg

Editor’s Notes:

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement

Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.